UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

PHILLIPS 66 PARTNERS LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

718549 207
(CUSIP Number)

Paula A. Johnson Vice President, General Counsel and Secretary 2331 CityWest Blvd. Houston, Texas 77042 (855) 283-9237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 64,047,024(1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 64,047,024(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,047,024(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 59.8%
14.	Type of Reporting Person: CO

(1)
Effective October 14, 2016, Phillips 66 Project Development Inc. ("P66 PDI") beneficially owns 64,047,024 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of P66 PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by P66 PDI.

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66 COMPANY
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 64,047,024(1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 64,047,024(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,047,024(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 59.8%
14.	Type of Reporting Person: CO

(1)
Effective October 14, 2016, Phillips 66 Project Development Inc. ("P66 PDI") beneficially owns 64,047,024 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of P66 PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by P66 PDI.

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66 PROJECT DEVELOPMENT INC.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 64,047,024(1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 64,047,024(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,047,024(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 59.8%
14.	Type of Reporting Person: CO

(1)
Effective October 14, 2016, Phillips 66 Project Development Inc. ("P66 PDI") beneficially owns 64,047,024 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of P66 PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by P66 PDI.

Explanatory Note: This Amendment No. 5 (this "Amendment") amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests ("Common Units") in Phillips 66 Partners LP (the "Issuer") filed by Phillips 66 ("PSX"), Phillips 66 Company ("P66 Company") and Phillips 66 Project Development Inc. ("P66 PDI" and, together with PSX and P66 Company, the “Reporting Persons”) on March 11, 2014, as amended by Amendment No. 1 dated December 1, 2014, Amendment No. 2 dated March 2, 2015, Amendment No. 3 dated May 13, 2015, and Amendment No. 4 dated May 10, 2016 (the "Initial Statement"). The Initial Statement shall not be modified except as specifically provided herein.

Item 2.    Identity and Background
Item 2 of the Initial Statement is hereby supplemented as follows:

The information required by subparagraphs (a), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Initial Statement is hereby supplemented as follows:

On October 11, 2016, the Issuer entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) with P66 PDI, P66 Company, and Phillips 66 Partners GP LLC, a wholly owned subsidiary of P66 PDI (the “General Partner”). Pursuant to the Contribution Agreement, the Issuer agreed to acquire from P66 Company and P66 PDI certain pipeline and terminal assets supporting four Phillips 66 refineries (the "Acquisition"). Total consideration for the Acquisition was approximately $1.3 billion, consisting of approximately $1.1 billion paid in cash; the issuance of 3,884,237 common units of the Issuer ("Common Units") to P66 PDI; and the issuance of 208,783 general partner units of the Issuer (“GP Units”) to the General Partner to maintain its 2 percent general partner interest in the Issuer. The Common Units were issued to P66 PDI on October 14, 2016, in connection with the closing of the Acquisition.

The foregoing descriptions of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement filed as Exhibit 1 hereto, which is incorporated in its entirety in this Item 3.

Item 4.    Purpose of Transaction
Item 4 of the Initial Statement is hereby amended and supplemented as follows:

The purpose of the acquisition by P66 PDI of the Common Units and GP Units that were the subject of the Contribution Agreement is for general investment purposes.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.    Interest in Securities of the Issuer
Item 5 of the Initial Statement is amended and supplemented as follows:
(a)    P66 PDI beneficially owns 64,047,024 Common Units, representing approximately 59.8% of the Issuer’s outstanding Common Units. The percentage of limited partner interests owned by P66 PDI is based upon 107,181,926 Common Units outstanding as of October 14, 2016, based on information provided by the Issuer.
(c)    On September 30, 2016, 541 phantom units of the Issuer that were issued to Gary K. Adams on September 30, 2013, automatically vested in accordance with the terms of the Phillips 66 Partners LP Incentive Compensation

Plan. Each phantom unit is the economic equivalent of one of the Issuer's Common Units. The Issuer settled such phantom units for cash, and no Common Units were actually acquired or disposed of in connection with this transaction. Except as set forth above and in Item 3 of this Schedule 13D, P66 PDI has not effected any transactions in the Issuer’s Common Units within the past 60 days and neither P66 Company, PSX nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Initial Statement is hereby amended and supplemented as follows:
Item 3 above summarizes certain provisions of the Contribution Agreements and is incorporated herein by reference. A copy of each of the Contribution Agreements is attached as an exhibit to this Schedule 13D, and are incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description
1
Contribution, Conveyance and Assumption Agreement dated as of October 11, 2016, by and among Phillips 66 Partners LP, Phillips 66 Project Development Inc., Phillips 66 Company, and Phillips 66 Partners GP LLC. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on October 11, 2016).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2016		Phillips 66

	By:	/s/ Paula A. Johnson
Paula A. Johnson, Executive Vice President, Legal, General Counsel and Corporate Secretary

Phillips 66 Company
By:
/s/ Paula A. Johnson
Paula A. Johnson, Executive Vice President, Legal, General Counsel and Corporate Secretary

Phillips 66 Project Development Inc.
By:
/s/ Paula A. Johnson
Paula A. Johnson, Vice President

Schedule I
Information regarding each director and executive officer of Phillips 66, Phillips 66 Company, and Phillips 66 Project Development Inc. is set forth below.

Phillips 66
Name, Title	Principal Occupation	Citizenship
Directors
Greg C. Garland	Chairman of the Board and CEO of Phillips 66	U.S.
Gary K. Adams	Director, Phillips 66	U.S.
J. Brian Ferguson	Director, Phillips 66	U.S.
William R. Loomis, Jr.	Independent financial advisor	U.S.
John E. Lowe	Non-Executive Chairman, Apache Corporation	U.S.
Harold W. McGraw III	Chairman Emeritus of McGraw Hill Financial	U.S.
Denise L. Ramos	CEO and President of ITT Inc.	U.S.
Glenn F. Tilton	Director, Phillips 66	U.S.
Victoria J. Tschinkel	Vice-Chairwoman of 1000 Friends of Florida	U.S.
Marna C. Whittington	Director, Phillips 66	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Tim G. Taylor	President	U.S.
Robert A. Herman	Executive Vice President, Midstream	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and CFO	U.S.
Lawrence M. Ziemba	Executive Vice President, Refining	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Company
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
John D. Zuklic	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Tim G. Taylor	President	U.S.
Robert A. Herman	Executive Vice President, Midstream	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and CFO	U.S.
Lawrence M. Ziemba	Executive Vice President, Refining	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Project Development Inc.
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
John D. Zuklic	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Tim G. Taylor	President	U.S.
Robert A. Herman	Vice President	U.S.
Paula A. Johnson	Vice President	U.S.
Ron W. Armstrong	Vice President	U.S.
John D. Zuklic	Vice President and Treasurer	U.S.
Chukwuemeka A. Oyolu	Vice President	U.S.